SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No. 1)*

VITAMIN SHOPPE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92849E101

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS Blackstone Mezzanine Management Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS Blackstone Mezzanine Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS Blackstone Mezzanine Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS BMP Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS Blackstone Mezzanine Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 11 of 17 Pages

Item 1(a).	Name of Issuer:

Vitamin Shoppe, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2101 91st Street

North Bergen, New Jersey 07047

Item 2(a).	Name of Person Filing:

This statement on Schedule 13G is being filed jointly by:

(i)	Blackstone Mezzanine Partners L.P.;

(ii)	Blackstone Mezzanine Holdings L.P.;

(iii)	Blackstone Mezzanine Management Associates L.L.C.;

(iv)	Blackstone Mezzanine Associates L.P.;

(v)	BMP Side-by-Side GP L.L.C.;

(vi)	Blackstone Holdings II L.P.;

(vii)	Blackstone Holdings I/II GP Inc.;

(viii)	The Blackstone Group L.P.;

(ix)	Blackstone Group Management L.L.C.; and

(x)	Stephen A. Schwarzman.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the business office of each of the Reporting Persons is:

c/o The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Item 2(c).	Citizenship:

Each of Blackstone Mezzanine Partners L.P., Blackstone Mezzanine Holdings L.P., Blackstone Mezzanine Associates L.P., Blackstone Holdings II L.P. and The Blackstone Group L.P. is a limited partnership organized under the laws of the State of Delaware. Each of Blackstone Mezzanine Management Associates L.L.C., BMP Side-by-Side GP L.L.C. and Blackstone Group Management L.L.C. is a limited liability company organized in the State of Delaware. Blackstone Holdings I/II GP Inc. is a corporation incorporated under the laws of Delaware. Mr. Schwarzman is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

This statement relates to shares of the common stock of the Issuer, par value $0.01 per share (the “Stock”).

Item 2(e).	CUSIP Number:

92848E101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 12 of 17 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

Blackstone Mezzanine Partners L.P. and Blackstone Mezzanine Holdings L.P. each beneficially own zero shares of Stock, respectively.

(b)	Percent of class: Blackstone Mezzanine Partners L.P. and Blackstone Mezzanine Holdings L.P. beneficially own 0.0% of the outstanding shares of Stock of the Issuer based upon 26,978,311 shares of Stock outstanding as of April 27, 2010, as reflected in the Issuer’s Form 10-Q for the quarterly period ended March 27, 2010.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of

See the responses to Item 8 on the attached cover pages.

Blackstone Mezzanine Management Associates L.L.C. is the general partner of Blackstone Mezzanine Associates L.P. which is the general partner of Blackstone Mezzanine Partners L.P. and BMP Side-by-Side GP L.L.C. is the general partner of Blackstone Mezzanine Holdings L.P. Blackstone Holdings II L.P. is the managing member of Blackstone Mezzanine Management Associates L.L.C. and the sole member of BMP Side-by-Side GP L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings II L.P. The Blackstone Group L.P. is the sole shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Mr. Schwarzman is the founding member of Blackstone Group Management L.L.C. and, accordingly, may be deemed to be the beneficial owner of the shares held by Blackstone Mezzanine Partners L.P. and Blackstone Mezzanine Holdings L.P. Each of the above, other than Blackstone Mezzanine Partners L.P. and Blackstone Mezzanine Holdings L.P., disclaims beneficial ownership of the shares held by each of Blackstone Mezzanine Partners L.P. and Blackstone Mezzanine Holdings L.P., except to the extent of such party’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 13 of 17 Pages

Item 10.	Certifications.

Not applicable.

Page 14 of 17 Pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement

Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2010

BLACKSTONE MEZZANINE PARTNERS L.P. By: Blackstone Mezzanine Associates L.P., its General Partner By: Blackstone Mezzanine Management Associates L.L.C., its General Partner

By:	/s/ MARISA J. BEENEY
Name:	Marisa J. Beeney
Title:	Authorized Signatory

BLACKSTONE MEZZANINE HOLDINGS L.P. By: BMP Side-by-Side GP L.L.C., its General Partner

By:	/s/ MARISA J. BEENEY
Name:	Marisa J. Beeney
Title:	Authorized Signatory

BLACKSTONE MEZZANINE MANAGEMENT ASSOCIATES L.L.C.

By:	/s/ MARISA J. BEENEY
Name:	Marisa J. Beeney
Title:	Authorized Signatory

BLACKSTONE MEZZANINE ASSOCIATES L.P. By: Blackstone Mezzanine Management Associates L.L.C., its General Partner

By:	/s/ MARISA J. BEENEY
Name:	Marisa J. Beeney
Title:	Authorized Signatory

BMP SIDE-BY-SIDE GP L.L.C.

By:	/s/ MARISA J. BEENEY
Name:	Marisa J. Beeney
Title:	Authorized Signatory

BLACKSTONE HOLDINGS II L.P. By: Blackstone Holdings I/II GP Inc., its General Partner

By:	/s/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Signatory

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Signatory

Page 16 of 17 Pages

THE BLACKSTONE GROUP L.P. By: Blackstone Group Management L.L.C., its General Partner

By:	/s/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Signatory

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Signatory

STEPHEN A. SCHWARZMAN

By:	/s/ STEPHEN A. SCHWARZMAN
Name:	Stephen A. Schwarzman

Page 17 of 17 Pages